Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors of NetEase, Inc. (the “Company”) hereby announces that with effect from April 13, 2026, the address of the principal place of business in Hong Kong of the Company has been changed to Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, April 13, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.